UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number:  001-41324

AKANDA CORP.

(Name of registrant)

1a, 1b Learoyd Road

New Romney TN28 8XU, United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒   Form 20-F          ☐   Form 40-F

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

1st Closing of Registered Direct Offering

On May 17, 2024, Akanda Corp., a corporation organized under the laws of the Province of Ontario (the “Company”), entered into a securities purchase agreement (the “Purchase Agreement”) with an accredited investor in connection with the issuance and sale by the Company in a registered direct offering (the “Offering”) of 2,491,381 of the Company’s Common Shares, no par value per share (the “Common Shares” and, such number of Common Shares issued and sold in the Offering, the “Offered Shares”), at a purchase price of $0.1031 per Offered Share, and 21,756,922 pre-funded warrants to purchase 21,756,922 Common Shares at a purchase price of each pre-funded warrant equal to the price at which one Common Share is sold in the Offering, minus $0.0001, and the exercise price of each pre-funded warrant is $0.0001 per share (the “Pre-Funded Warrants” and, such number of Pre-Funded Warrants issued and sold in the Offering, the “Offered Pre-Funded Warrants”), pursuant to the Company’s effective shelf registration statement on Form F-3 (File No. 333-276577) and a related base prospectus, together with the related prospectus supplement dated as of May 17, 2024 (such registration statement, base prospectus and prospectus supplement, collectively, the “Registration Statement”), filed with the Securities and Exchange Commission. The Pre-Funded Warrants were immediately exercisable and may be exercised at any time until all of the Pre-Funded Warrants are exercised in full, subject to certain beneficial ownership limitations as set forth in the Pre-Funded Warrant. All of the Pre-Funded Warrants have been exercised.

Univest Securities, LLC (“Univest”) acted as financial advisor in connection with the Offering, and in consideration therefor the Company agreed to pay Univest a total cash fee of four percent of the gross proceeds or $100,000. The Company also reimbursed Univest for out-of-pocket expenses, including up to $10,000 legal counsel expenses.

The gross proceeds from the Offering were approximately $2,500,000 before deducting Univest’s fees and other estimated expenses relating to the Offering. The Company intends to use the net proceeds from the Offering on capital expenditures, operating capacity, working capital, general corporate purposes and the refinancing or repayment of existing indebtedness and acquisitions of complementary products, technologies or businesses.

The closing of the Offering occurred on May 17, 2024.

2nd Closing of Registered Direct Offering

On May 17, 2024, the Company entered into an additional Purchase Agreement with an accredited investor in connection with the issuance and sale by the Company in a subsequent registered direct offering (the “Subsequent Offering”) of 2,491,381 Offered Common Shares, at a purchase price of $0.1031 per Offered Share, and 12,057,600 Offered Pre-Funded Warrants, pursuant to the Company’s effective shelf registration statement on Form F-3 (File No. 333-276577) and a related base prospectus, together with the related prospectus supplement dated as of May 20, 2024, filed with the Securities and Exchange Commission. The Pre-Funded Warrants are immediately exercisable and may be exercised at any time until all of the Pre-Funded Warrants are exercised in full, subject to certain beneficial ownership limitations as set forth in the Pre-Funded Warrant.

Univest Securities, LLC (“Univest”) acted as financial advisor in connection with the Subsequent Offering, and in consideration therefor the Company agreed to pay Univest a total cash fee of four percent of the gross proceeds or $60,000. The Company will also reimburse Univest for out-of-pocket expenses, including up to $10,000 legal counsel expenses.

The gross proceeds from the Subsequent Offering were approximately $1,500,000 before deducting Univest’s fees and other estimated expenses relating to the Offering. The Company intends to use the net proceeds from the Subsequent Offering on capital expenditures, operating capacity, working capital, general corporate purposes and the refinancing or repayment of existing indebtedness and acquisitions of complementary products, technologies or businesses.

The closing of the Subsequent Offering occurred on May 20, 2024.

Each of the Purchase Agreements includes customary representations, warranties and covenants by the Company and the Purchasers.  Additionally, the Company has agreed to provide the Purchasers with customary indemnification under the Purchase Agreement against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

On May 17, 2024, the Company issued press releases titled “Akanda Corp. Announces Closing of Registered Direct Offering” and “Akanda Corp. Announces Subsequent Registered Direct Offering”, copies of which are furnished herewith as Exhibit 99.1 and Exhibit 99.2 to this Report on Form 6-K.

On May 20, 2024, the Company issued a press release titled “Akanda Corp. Announces Closing of Subsequent Registered Direct Offering”, a copy of which is furnished herewith as Exhibit 99.3 to this Report on Form 6-K.

The descriptions of the Securities Purchase Agreement and Pre-Funded Warrants are only a summary and are qualified in their entirety by reference to the complete text of the form of Securities Purchase Agreement and the form of Pre-Funded Warrants, copies of which are attached as Exhibit 1.1 and Exhibit 4.1 to this Report on Form 6-K and are incorporated by reference herein and into the Company’s registration statement on Form F-3 (File No. 333-276577), which was declared effective as of January 29, 2024 by Securities and Exchange Commission.

The press releases furnished in this report as Exhibit 99.1, 99.2 and 99.3 shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section.

Exhibit No.	Description
1.1	Form of Securities Purchase Agreement
4.1	Form of Pre-Funded Warrant
5.1	Opinion of Gowling WLG (Canada) LLP
5.2	Opinion of Gowling WLG (Canada) LLP
23.1	Consent of Opinion of Gowling WLG (Canada) LLP (set forth in Exhibit 5.1)
23.2	Consent of Opinion of Gowling WLG (Canada) LLP (set forth in Exhibit 5.2)
99.1	Press Release, dated May 17, 2024 Announcing Closing of Registered Direct Offering
99.2	Press Release, dated May 17, 2024 Announcing Pricing of Subsequent Registered Direct Offering
99.3	Press Release, dated May 20, 2024 Announcing Closing of Subsequent Registered Direct Offering

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AKANDA CORP.
(Registrant)

Date: May 20, 2024	By:	/s/ Katie Field
		Name:	Katie Field
		Title:	Interim Chief Executive Officer and Director

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